SUTHERLAND ASBILL & BRENNAN LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 212.389.5000 Fax 212.389.5099 www.sutherland.com

DODIE C. KENT
DIRECT LINE: 212.389.5080
E-mail: dodie.kent@sutherland.com
June 13, 2016
Daniele Marchesani, Esq.
Branch Chief
Division of Investment Management, Chief Counsel’s Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Withdrawal of Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (File No. 812-14647)
Dear Mr. Marchesani,
Security Benefit Life Insurance Company (“SBL”) and SBL Variable Annuity Account XIV (the “Separate Account” and, together with SBL, the “Applicants”) filed an application for an order of approval pursuant to Section 26(c) of the Investment Company Act of 1940, as amended, on May 6, 2016 (File No. 812-14647) (the “Application”).  The Application seeks approval to substitute shares of a “government” money market fund for shares of a “prime” money market fund that are currently held by the Separate Account to support certain variable annuity contracts offered by SBL (the “Substitution”).
As discussed further in the Application, the Application was filed in response to the amended rules regulating money market funds that were adopted by the Securities Exchange Commission on July 23, 2014.  Based upon guidance from the Staff of the Division of Investment Management made available to the public on May 23, 2016, the Applicants have decided to withdraw the Application and implement the Substitution in compliance with the Staff’s guidance.  As such, the Applicants hereby request the withdrawal of the Application.
If you have any questions or comments regarding the Application or the withdrawal thereof, please contact me at 212.389.5080 or dodie.kent@sutherland.com

Sincerely,

/s/ Dodie Kent, Esq.

Dodie Kent, Esq.

cc:  Michael Burbach, Esq., Security Benefit Life Insurance Company
       Ronald Coenen Jr., Esq., Sutherland Asbill & Brennan LLP

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